September 18, 2024

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

       Re: Baiya International Group Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 10, 2024
           File No. 333-275232
Dear Siyu Yang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed September 10, 2024 Contractual Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the VIE, page 3

1.     We note your disclosure on page 6, the second paragraph, where you disclose
       "Additionally, such determination by the PRC government and changes or interpretations in PRC Laws, if occurred, may cause significant decline in the value of our shares, or
       even render our shares worthless;     We rely on Contractual
Arrangements with the VIE
       and certain shareholders of the VIE to consolidate financial results of the PRC operating entities. We do not have an equity ownership in, direct foreign investment in, or control
       of, through such ownership or investment, the VIE.    For a description
of the VIE
       contractual arrangements, see 'Corporate History and Structure
Contractual
       Arrangements among Pengze WFOE, Gongwuyuan, and the Shareholders of the September 18, 2024
Page 2

       VIE' starting on page 90 of this prospectus." Please augment your disclosure here and on page 90, to state how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
Use of Proceeds, page 68

2. You state you estimate you will receive from the offering of 2,500,000 shares at an assumed offering price of $5.00 per share net proceeds of approximately $10.36 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. It appears after deducting the disclosed underwriting discount of $975,000 and the estimated offering expenses of $2,846,330 disclosed on page 159 net proceeds are
       $8,716,170. Please advise and revise here and applicable amounts in Capitalization and
       Dilution as appropriate.
       Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   John P. Yung